UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated October 9, 2013
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Press release: Optional Redemption Notice to the Holders of AngloGold Ashanti
Holdings Finance plc 3.50 per cent Guaranteed Convertible Bonds due 2014

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
9 October 2013
AngloGold Ashanti Holdings Finance plc
Optional Redemption Notice to the Holders of AngloGold Ashanti Holdings Finance plc 3.50 per
cent Guaranteed Convertible Bonds due 2014
Notice is hereby given, that pursuant to Condition 7(b)(ii) of the trust deed, dated 22 May 2009, among
AngloGold Ashanti Holdings Finance plc (the “Issuer”), AngloGold Ashanti Limited (the “Company”) and
the Law Debenture Trust Corporation plc. (the “Trust Deed”), the Issuer has elected to redeem all of its
3.50 per cent. Guaranteed Convertible Bonds due 2014 (the “Bonds”) then outstanding on 8 November
2013 (the “Optional Redemption Date”). This notice is given pursuant to Conditions 7(b) and 17 of the
Trust Deed. Capitalised terms used but not defined herein have the meanings assigned to such terms in the Trust Deed.

The Bonds will be redeemed on the Optional Redemption Date at a redemption price equal to 100% of the principal amount of the Bonds redeemed plus accrued and unpaid interest up to but excluding the Optional
Redemption Date (the “Redemption Price”).

Conversion Rights with respect to the Bonds may be exercised on or before close of business (at the place where the relevant Bond is delivered for conversion) on 30 October 2013, and may not be exercised after such date.

As at 7 October 2013:

·       the Conversion Price per American Depositary Share of the Company was US$47.18;
·       the aggregate principal amount of Bonds outstanding was US$6,600,000; and
·       the closing price of one ordinary share of the Company, as published by the JSE Limited, was
         ZAR130.81.

The Paying Agent with respect to the Bonds (the “Paying Agent”) is:

The Bank of New York Mellon
London Branch One Canada Square London
E14 5AL United Kingdom
Attention: Corporate Trust Services

On the Optional Redemption Date, the Redemption Price will become due and payable in respect of the
Bonds.

Payment of the Redemption Price will be made to the person or persons shown in the Register at the close of business on the Record Date and subject to the surrender of the Bonds at the specified office of the
Registrar or any of the Paying, Transfer and Conversion Agents.

Unless the Issuer defaults in paying the Redemption Price, interest on the Bonds will cease to accrue on and after the Redemption Date.

The CUSIP and ISIN numbers referred to above have been assigned to the Bonds by an organization not affiliated with the Issuer or the Paying Agent and are included solely for the convenience of the holders of the Bonds. Neither the Issuer nor the Paying Agent shall be responsible for the selection or use of these
CUSIP or ISIN numbers, nor is any representation made as to their correctness or accuracy as listed in this redemption notice or as printed on the Bonds.

By: AngloGold Ashanti Holdings Finance plc

Original date of Notice: 8 October 2013

SPONSOR: UBS South Africa (Pty) Limited

ENDS
Contact
Media
Tel:
E-mail:
Chris Nthite Stewart
Bailey General
inquiries
+27 (0) 11 637 6388/+27 (0) 83 301 2481
+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021
cnthite@anglogoldashanti.com
sbailey@anglogoldashanti.com
media@anglogoldashanti.com
Investors
Andrea Maxey (Investors & Media)
+61 8 9425 4603/ +61 400 072 199
amaxey@anglogoldashanti.com.au
Sabrina Brockman (US & Canada)
Fundisa Mgidi (South Africa)
General inquiries
+1 (212) 858 7702 / +1 646 379 2555
+27 11 6376763 / +27 82 821 5322
sbrockman@anglogoldashanti.com
fmgidi@anglogoldashanti.com
investors@anglogoldashanti.com
Disclaimer
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions,
AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements.
Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to the prospectus supplement to AngloGold Ashanti’s prospectus dated 17 July 2012 that was filed with the SEC on 26 July 2013. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold
Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. This communication may contain certain “Non-GAAP” financial measures. AngloGold
Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: October 9, 2013
By:
/s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title:   Group General Counsel and Company
          Secretary